Richard D. Rose 412 562 8425 richard.rose@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com

December 20, 2007

VIA FACSIMILE AND EDGAR SUBMISSION

Mr. Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

United States Securities and

  Exchange Commission

Washington, DC 20549

Re:	Tri-State 1st Banc, Inc.

Schedule 13E-3

File No. 005-83346

Filed November 9, 2007

Schedule 14A

File No. 000-32489

Filed November 9, 2007

Dear Mr. Pressman:

This Firm represents Tri-State 1st Banc, Inc. (the “Company”) with respect to the above referenced filings. On behalf of the Company please find our responses to your comment letter to me of December 6, 2007. For ease I have reproduced each of your comments below in bold print and have include our response immediately below each numbered comment.

Schedule 14A

1.	Revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

The words “Preliminary Copies” have been inserted to the shareholder letter, notice of meeting, first page of the proxy statement and the form of proxy as provided by Rule 14a-6(e) (1) in response to this comment.

2.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a

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separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Danielson Capital during your evaluation of the transaction and file any written materials, such as the appraisal, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials could include analyses, talking papers, drafts, summaries or outlines. In that regard we note reference to both a “valuation” and a “fairness opinion.”

The only written materials provided by Danielson Capital consist of: (1) the “Fairness Opinion and Valuation Report” which was filed as Exhibit 2 the Schedule 13E-3 filed by the Company on November 9, 2007; (2) the “Fairness Opinion” that was filed as Annex C to the Preliminary Proxy Statement (which in turn was filed as Exhibit 1 to the Schedule 13E-3 filed by the Company on November 9, 2007); and (3) the “Fairness Opinion and Valuation Report—Summary”. With the amendment to Schedule 13E-3 filed today, we are filing the Fairness Opinion as a separate exhibit. We are also filing the “Fairness Opinion and Valuation Report —Summary” with the amendment to Schedule 13E-3 and have made changes to the “PURPOSES AND BACKGROUND OF THE MERGER PROPOSAL” section beginning on page 10 to address this comment.

Summary Term Sheet, page 1

3.	Refer to last paragraph on page one. Please explain why the Company believes that if there are 80 holders of record holding under 100 shares and 160 holders of record holding between 100 and 500 hundred shares, allowing both to elect between cash and preferred stock creates a risk of the total number of record holders of preferred exceeding 500 holders of record.

The company’s belief is based upon the fact that if all 80 holders record holding less than 100 shares were offered and elected to receive preferred stock, there would be 80 more holders of preferred stock. Specifically if all holders of 499 or less shares of record of common stock were offered preferred stock, and all elected to receive preferred stock, there would be approximately 240 holders of record holding preferred immediately after the transaction. If each such shareholder were in the future to transfer some but not all of its ownership, the number of holders of record could increase to 480. The Company is concerned that this too close to the 500 record holder limit and there would be substantial risk that the Company would again be subject to the reporting requirements of the Exchange Act. See also the last sentence of the paragraph for the Company’s additional reason for cashing out the shareholders with less than 100 shares.

Special Factors, page 10

Management Discussions, page 13

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4.	Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. For instance please discuss the meetings which occurred in the summer of 2007.

This Section beginning on page 10 has been re-titled to help the reader better understand that it includes a discussion of the background of the transaction. Further the discussion has been expanded to respond to this comment.

5.	Identify the members of the study committee and explain the role of the committee in greater detail.

The requested information has been added to page 11 to address this comment.

6.	We note the statement that the board “reviewed alternatives to the going private transaction.” Please expand your disclosure to discuss the alternatives considered.

The statement on page 13 has been amended to address this comment.

Financial Fairness of the Transaction, page 17

7.	It does not appear as if the disclosure in this section was provided in response to Item 1014 of Regulation M-A or is intended to be read as party of the later fairness discussion. Please advise. If the disclosure is not intended to comply with Item 1014 of Regulation M-A please relocate it so it appears outside of the special factors section.

It is the Company’s intent that this disclosure is provided in response to Item 1014 of Regulation M-A.

Opinion of Financial Advisor, page 18

8.	Please disclose the information provided to Danielson Capital. To the extent financial projections were provided please disclose the projections. Expand the last bullet point to discuss the “other analyses” and “other information” considered, or to generally describe the nature of such information.

The information that was provided to Danielson Capital has been set forth in this section on page 18. Note that financial projections were not provided. The final point (“x”) in the discussion immediately prior to the caption “Comparative Pricing Analysis” on page 19 has been changed to address this comment.

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9.	Please provide a more detailed in response to Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis, the underlying data for each analysis (i.e., list the comparable companies and transactions, the financial measures used and how such measured were determined), and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered.

The discussion in this Section beginning at page 18 has been expanded to address this comment.

Financial and Structural Fairness, page 26

10.	The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed in reasonable detail. Please expand your disclosure to address each of the items. For instance we are unable to locate a discussion of going concern value or recent stock purchases. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant in the context of this transaction. To the extent that any one of these factors yielded a higher per share consideration than you are paying in the merger, this should be explicitly disclosed. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In this regard, we note that your references to liquidity and net book value are insufficient. See Question and Answer No. 20 of Release No. 34-17719 (…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

The discussion in this Section beginning at page 26 has been expanded to address this comment.

11.	See the last comment above. Expand your discussion of historical and current market prices to include a discussion of historic market prices. Quantify and provide approximate dates, where possible.

The discussion in this Section beginning at page 26 has been expanded to address this comment.

12.	Please explain why the board’s lack of consideration of third party offers or alternatives to a going private transaction did not impact its fairness determination.

To address this comment we have removed from page 26 the sentence that read: “The Board does not believe that its decision not to invite third party offers impacted its fairness

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determination.” Please see also the second paragraph of the Section which contains the requested explanation.

13.	Please clarify why the board believes that the holders being offered cash would be unable to sell their holdings at market prices.

The referenced sentence on page 26 has been amended to make it clear that the it is because of the historic limited trading volume of the Company’s Common Stock that the Board believes that is unlikely that a significant number of its shareholders would be able to sell their holdings at market prices.

14.	Please expand the bulleted list on page 26 to explain in greater detail why each of the factors supported the board’s determination. With respect to the Danielson Capital opinion, please explain why the board believed the opinion supported a finding of fairness with respect to the Preferred Stock.

The bullet points which now appear on page 27 have been expanded to address this comment he bullet point that made reference to the Danielson Capital opinion has been removed to address this comment.

15.	Please define the term tangible book value.

The term appearing in the penultimate bullet point on page 27 has been defined to address this comment.

16.	Please explain why the rights and preferences of the preferred stock offset the lost rights.

This sentence has been modified to make it clear that the stated conclusion is the belief of the Board.

17.	Please clarify how each of the factors described in the sections titled “Structure of the Merger” and “Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders” impacted the board’s determination.

The paragraph that contained the statements that lead to this comment has been removed.

18.	Please revise your disclosure in this section to clarify whether the board found the transaction substantively fair to unaffiliated stockholders.

The section now begins with the requested statement on page 26.

Thank you for your attention to this matter. If you should desire additional information or if you wish do discuss any of the matters which are the subject of this letter please do not hesitate to

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contact me at the number at the top of this letter or Perry Patterson of this office at (412) 562-8445.

Very truly yours,

/s/ Richard D. Rose

Richard D. Rose